UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road
#05-47 Paya Lebar Square
Singapore 409051

+6598978002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒        Form 40-F  ☐

As previously disclosed by Caravelle International Group (the “Company”) in its current reports on Form 6-K dated June 13, 2023 and December 26, 2023, respectively, on June 7, 2023, Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notified the Company of its failure to maintain a minimum bid price of $1.00 for over the previous 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”) and granted the Company 180 calendar days to regain compliance with the Minimum Bid Requirement by October 22, 2023. On December 19, 2023, Nasdaq notified the Company that it granted the Company an additional 180 calendar day period until June 3, 2024, to regain compliance with the Minimum Bid Requirement.

On June 10, 2024, the Company received the determination letter from Nasdaq (the “Determination Letter”) that for the 17 consecutive business days, from May 15, 2024, to June 7, 2024, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Requirement and this matter is now closed.

On June 10, 2024, Nasdaq also notified the Company that, after its review of the materials provided by the Company on May 24, 2024, Nasdaq determined to grant the Company an exception to file its annual report on Form 20-F for the fiscal year ended October 31, 2023 (the “Form 20”) by September 10, 2024, to enable the Company to regain compliance with Nasdaq Listing Rule 5250(c)(1). In the event the Company does not satisfy these terms, Nasdaq will provide written notification that the Company’s securities will be delisted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2024	CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Guohua Zhang
Guohua Zhang
Chief Executive Officer
(Principal Executive Officer)

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